UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24387

NAVIGANT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

84 Inverness Circle East

Englewood, Colorado 80112

(303) 706-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share;

$72,000,000 4.875% Convertible Subordinated Debentures Due November 1, 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒

Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1 holder of record

$72,000,000 4.875% Convertible Subordinated Debentures Due November 1, 2023: 0 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Navigant International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2006

NAVIGANT INTERNATIONAL, INC.

By:	/s/ Robert C. Griffith
Name:	Robert C. Griffith
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)